中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT

Reference is made to announcements of China Southern Airlines Company Limited (the "Company") on 6 September 2005, 16 April 2007 and 28 June 2007.

The Company had entered into a sale and purchase agreement with Airbus SNC on 6 September 2005 pursuant to which the Company agreed to purchase 10 Airbus A330 aircrafts from Airbus SNC. The acquisition was considered and approved at the 2005 First Extraordinary General Meeting of the Company on 16 December 2005.

As mentioned in the announcement of the Company dated 16 April 2007, the Company shares the same features as other airlines, for example its tremendous need of the capital and high asset-liability ratio. The Company should seek the flexible method of procuring aircraft especially in the current market of increasing competition, for the purpose of reducing the tremendous need of capital and relieving the pressure on the manufacture and operation of the Company caused by the high asset-liability ratio. In order to grasp the market opportunity, the Company had obtained for the authorization from the general meeting of shareholders of the Company to determine the final method for procuring aircraft, in order to cope with the opportunity and challenge of the market and assure the smooth business and operation of the Company. The said resolutions relating to the "proposal to authorize the Board to change the method of procuring aircraft in time according to actual operating conditions of the Company" were considered and approved by the shareholders at the 2007 Annual General Meeting of the Company held on 28 June 2007.

Having considered the actual operating conditions of the Company, the Company proposed to change the method of procuring of the abovementioned 10 Airbus A330 aircrafts from purchase to operating lease pursuant to the resolutions passed at the 2007 Annual General Meeting, the details of which are set out as follows:

1. On 25 February 2007, the board of the Company (the "Board"), by way of board resolution, approved the transfer of the purchase right of one A330 aircraft to Shenzhen Financial Leasing Co., Ltd. and subsequently procure the aircraft through operating lease;

2. On 28 June 2007, the Board, by way of board resolution, approved the transfer of the purchase right of one A330 aircraft to Shenzhen Financial Leasing Co., Ltd. and subsequently procure the aircraft through operating lease;

3. On 1 November 2007, the Board, by way of board resolution, approved the transfer of the purchase right of two A330 aircraft to The Hongkong and Shanghai Banking Corporation Limited and subsequently procure the aircraft through operating lease;

4. On 21 February 2008, the Board, by way of board resolution, approved the transfer of the purchase right of six A330 aircraft to Shenzhen Financial Leasing Co., Ltd. and subsequently procure the aircraft through operating lease.

The Board believes the change on the procuring method of the 10 Airbus A330 aircrafts from purchase to operating lease based on the actual operating conditions of the Company is consistent with our fleet planning and beneficial for improving our gearing ratios, which is in the best interests of the Company and the shareholders as a whole.

By Order of the Board
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
22 February 2008

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin,Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.